Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated May 3, 2021 (except for Note 2 – Preferred Stock and Net Loss Per Share, as to which the date is January 4, 2022) with respect to the consolidated financial statements of Aerami Therapeutics Holdings, Inc. and subsidiaries contained in the Registration Statement and Prospectus. We consent to use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

/s/ Grant Thornton LLP

Iselin, New Jersey

January 4, 2022